UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
_______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Imagis Technologies Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

45246M100
(Cusip Number)

December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]  Rule 13d-1(b)

[    ]  Rule 13d-1(c)

[ x  ]  Rule 13d-1(d)

_______________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45246M100	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Pacific Cascade Consultants Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON REPORTING WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,791,681
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,791,681
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,791,681
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 45246M100	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Andy Amanovich S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON REPORTING WITH	5	SOLE VOTING POWER 98,834
	6	SHARED VOTING POWER 1,726,534
	7	SOLE DISPOSITIVE POWER 98,834
	8	SHARED DISPOSITIVE POWER 1,726,534
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,825,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45246M100	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Frederick Clarke S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON REPORTING WITH	5	SOLE VOTING POWER 66,667
	6	SHARED VOTING POWER 1,726,534
	7	SOLE DISPOSITIVE POWER 66,667
	8	SHARED DISPOSITIVE POWER 1,726,534
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,793,201
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.9%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 45246M100	13G	Page 5 of 9 Pages

Item 1(a).          Name of Issuer:

Imagis Technologies Inc.

Item 1(b).          Address of Issuer's Principal Executive Offices:

1300 - 1075 West Georgia Street
Vancouver, British Columbia
Canada     V6E 3C9

Item 2(a).          Name of Person Filing:

(x)     Pacific Cascade Consultants Ltd.
(y)     Andy Amanovich
(z)     Frederick Clarke

Item 2(b).          Address of Principal Business Office or, if none, Residence:

(x)     9701-201st Street
          Langley, British Columbia
          Canada V1M 3E7
(y)     1300 - 1075 West Georgia Street
          Vancouver, British Columbia
          Canada V6E 3C9
(z)     33610 E. Broadway Avenue
          Mission, British Columbia
          Canada V2V 4M4

Item 2(c).          Citizenship:

Canada

Item 2(d).          Title of Class of Securities:

Common Shares

Item 2(e).          CUSIP Number:

45246M100

CUSIP No. 45246M100	13G	Page 6 of 9 Pages

Item 3.              Type of Reporting Person:

Not Applicable

Item 4.              Ownership:

(a)     Amount beneficially owned:

(x)     1,791,681
(y)     1,825,368
(z)     1,793,201

(b)     Percentage of class:

(x)     10.9%
(y)     11.1%
(z)     10.9%

(c)     Number of shares as to which such reporting person has:

(i)     Sole power to vote or to direct the vote:

(x)     0
(y)     98,834 common shares, including of options to purchase
          98,834 common shares exercisable within 60 days of
          December 31, 2001
(z)     66,667 common shares, including of options to purchase
          66,667 common shares exercisable within 60 days of
          December 31, 2001

 (ii)    Shared power to vote or to direct the vote:

1,661,387 common shares, held of record by Pacific Cascade
Consultants Ltd., which is 50% owned by Mr. Amanovich and
50% owned by FWC Holdings Ltd., a company controlled by
Mr. Clarke

260,588 common shares, held of record by 385078 B.C. Ltd.,
which is 50% owned by Pacific Cascade Consultants Ltd.,
which is 50% owned by Mr. Amanovich and 50% owned by
FWC Holdings Ltd., a company controlled by Mr. Clarke

(iii)   Sole power to dispose or direct the disposition of:

(x)     0
(y)     98,834 common shares, including of options to purchase
          98,834 common shares exercisable within 60 days of
          December 31, 2001
(z)     66,667 common shares, including of options to purchase
          66,667 common shares exercisable within 60 days of
          December 31, 2001

CUSIP No. 45246M100	13G	Page 7 of 9 Pages

(iv)   Shared power to dispose or direct the disposition of:

1,661,387 common shares, held of record by Pacific Cascade
Consultants Ltd., which is 50% owned by Mr. Amanovich and
50% owned by FWC Holdings Ltd., a company controlled by
Mr. Clarke

260,588 common shares, held of record by 385078 B.C. Ltd.,
which is 50% owned by Pacific Cascade Consultants Ltd.,
which is 50% owned by Mr. Amanovich and 50% owned by
FWC Holdings Ltd., a company controlled by Mr. Clarke

Messrs. Amanovich and Clarke disclaim beneficial ownership of the shares held by Pacific Cascade Consultants Ltd. except to the extent of their pecuniary interest.

Item 5.              Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.              Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.              Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                         Holding Company or Control Person:

Not applicable

Item 8.              Identification and Classification of Members of the Group:

Not applicable

Item 9.              Notice of Dissolution of Group:

Not applicable

Item 10.             Certifications:

Not applicable

CUSIP No. 45246M100	13G	Page 8 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
PACIFIC CASCADE CONSULTANTS LTD.

/s/ Andy Amanovich Andy Amanovich, President
Date: February 13, 2002

/s/ Andy Amanovich Andy Amanovich

Date: February 13, 2002

/s/ Frederick Clarke Frederick Clarke
Date: February 13, 2002

CUSIP No. 45246M100	13G	Page 9 of 9 Pages

EXHIBIT A

Agreement of Joint Filing
Imagis Technologies Inc.
Common Shares

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 13th day of February, 2002.
PACIFIC CASCADE CONSULTANTS LTD.

/s/ Andy Amanovich Andy Amanovich, President

/s/ Andy Amanovich Andy Amanovich

/s/ Frederick Clarke Frederick Clarke